                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 5)(1)

                     SKYLINE MULTIMEDIA ENTERTAINMENT, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    83083P100
                                 (CUSIP Number)

                   IRA WHITE, ESQ. MORGAN, LEWIS & BOCKIUS LLP
                    101 PARK AVENUE, NEW YORK, NEW YORK 10178
                                 (212) 309-6000

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                FEBRUARY 18, 1997
     (Date of Event which Requires Filing of this Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement on Schedule 13D, including all exhibits, should be filed with the Securities and Exchange Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


---------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 83083P 100

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              PROSPECT STREET NYC DISCOVERY FUND, L.P.
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                        (b) / /
----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     SOURCE OF FUNDS*
              WC
----------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                  / /
----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER
  NUMBER OF               1,237,250 SHARES OF COMMON STOCK(1)
   SHARES          8    SHARED VOTING POWER
 BENEFICIALLY             0 SHARES OF COMMON STOCK (1)(2)
   OWNED BY        9    SOLE DISPOSITIVE POWER
     EACH                 1,237,250 SHARES OF COMMON STOCK (1)
  REPORTING        10   SHARED DISPOSITIVE POWER
 PERSON WITH              0 SHARES OF COMMON STOCK (1)(3)
                   -------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,237,250 SHARES OF COMMON STOCK (1) (2) (3) (4)
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/
----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              45.28 (1)(2)(3)(4)
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
              PN
----------------------------------------------------------------------------



--------------------

(1) Does not include any securities of the Issuer owned by Connecticut Financial Developments, L.P., with which Prospect Street NYC Discovery Fund, L.P. and Prospect Street Discovery Fund, Inc. may be deemed to be acting as a group.

(2) Does not include any shares of Common Stock, par value $.001 per share (the "Common Stock"), or Class A Common, par value $.001 per share (the "Class A Common"), owned by Zalman Silber, President of the Issuer, with respect to which shares Prospect Street NYC Discovery Fund, L.P. was granted a proxy with respect to certain matters and the holder (including certain successors) is required to vote for certain matters. As reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer, as of February 18, 1997, there were 960,000 shares of Class A Common owned by Zalman Silber and Mr. Silber had options or warrants to purchase 1,680,000 shares of Common Stock.

(3) Does not include any shares of Common Stock or Class A Common owned by Zalman Silber (including certain successors) which shares Prospect Street NYC Discovery Fund, L.P. can cause to be sold under certain conditions.

(4) Assumes 1,495,000 shares of Common Stock outstanding, as reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer on February 18, 1997, that all 1,090,909 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P. upon conversion of the Series A Convertible Participating Preferred Stock, par value $.001 per share (the "Series A Preferred Stock") are outstanding, and that all 146,341 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P. upon exercise of the Warrants (as hereinafter defined) issued to it in connection with the Credit Agreement (as hereinafter defined) are outstanding.

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 83083P 100

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             PROSPECT STREET DISCOVERY FUND, INC.
----------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                        (b) / /
----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             00
----------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                  / /
----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE

                   7    SOLE VOTING POWER
  NUMBER OF                  1,237,250 SHARES OF COMMON STOCK(1)
   SHARES          8    SHARED VOTING POWER
 BENEFICIALLY                0 SHARES OF COMMON STOCK (1) (2)
   OWNED BY        9    SOLE DISPOSITIVE POWER
     EACH                    1,090,909 SHARES OF COMMON STOCK (1)
  REPORTING        10   SHARED DISPOSITIVE POWER
 PERSON WITH                 0 SHARES OF COMMON STOCK(1) (3)
                   -------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,237,250 SHARES OF COMMON STOCK(1) (2) (3)(4)
----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/

----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              45.28(1) (2) (3) (4)
----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
              CO
----------------------------------------------------------------------------

--------------------

(1) Does not include any securities of the Issuer owned by Connecticut Financial Developments, L.P., with which Prospect Street NYC Discovery Fund, L.P. and Prospect Street Discovery Fund, Inc. may be deemed to be acting as a group.

(2) Does not include any shares of Common Stock or Class A Common owned by Zalman Silber, President of the Issuer, with respect to which shares Prospect Street NYC Discovery Fund, L.P. was granted a proxy with respect to certain matters and the holder (including certain successors) is required to vote for certain matters. As reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer, as of February 18, 1997, there were 960,000 shares of Class A Common owned by Zalman Silber and Mr. Silber had options or warrants to purchase 1,680,000 shares of Common Stock.

(3) Does not include any shares of Common Stock or Class A Common owned by Zalman Silber (including certain successors) which shares Prospect Street NYC Discovery Fund, L.P. can cause to be sold under certain conditions.

(4) Assumes 1,495,000 shares of Common Stock outstanding, as reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer on February 18, 1997, that all 1,090,909 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P. upon conversion of the Series A Preferred Stock are outstanding and that all 146,341 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P. upon exercise of the Warrants (as hereinafter defined) issued to it in connection with the Credit Agreement (as hereinafter defined) are outstanding.

                                  SCHEDULE 13D

CUSIP NO. 83083P 100

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CONNECTICUT FINANCIAL DEVELOPMENTS, L.P.
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                        (b) / /
----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             WC
----------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                  / /
----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER
  NUMBER OF               52,700 SHARES OF COMMON STOCK(1)
   SHARES          8    SHARED VOTING POWER
 BENEFICIALLY             0 SHARES OF COMMON STOCK (1)
   OWNED BY        9    SOLE DISPOSITIVE POWER
     EACH                 52,700 SHARES OF COMMON STOCK (1)
  REPORTING        10   SHARED DISPOSITIVE POWER
 PERSON WITH                     0 SHARES OF COMMON STOCK(1)
                   -------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  52,700 SHARES OF COMMON STOCK (1)
----------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             3.53 (1)(2)
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
             PN
----------------------------------------------------------------------------


--------------------

(1) Does not include any securities of the Issuer owned by Prospect Street NYC Discovery Fund, L.P., with which Connecticut Financial Developments, L.P. and Prospect Street Connecticut Capital, Inc. may be deemed to be acting as a group.

(2) Assumes 1,495,000 shares of Common Stock outstanding, as reported to Connecticut Financial Developments, L.P. by the Issuer on February 18, 1997.

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 83083P 100

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             PROSPECT STREET CONNECTICUT CAPITAL, INC.
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                        (b) / /
----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             00
----------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                     / /
----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER
  NUMBER OF                  52,700 SHARES OF COMMON STOCK(1)
   SHARES          8    SHARED VOTING POWER
 BENEFICIALLY                0 SHARES OF COMMON STOCK (1)
   OWNED BY        9    SOLE DISPOSITIVE POWER
     EACH                  52,700 SHARES OF COMMON STOCK (1)
REPORTING          10   SHARED DISPOSITIVE POWER
PERSON WITH                0 SHARES OF COMMON STOCK (1)
                   -------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             52,700 SHARES OF COMMON STOCK(1)
----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/

----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             3.53(1)(2)
----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
             CO
----------------------------------------------------------------------------


--------------------

(1) Does not include any securities of the Issuer owned by Prospect Street NYC Discovery Fund, L.P., with which Prospect Street Connecticut Capital, Inc. and Connecticut Financial Developments, L.P. may be deemed to be acting as a group.

(2) Assumes 1,495,000 shares of Common Stock outstanding, as reported to Connecticut Financial Developments, L.P. by the Issuer on February 18, 1997.

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

              This Amendment No. 5 (the "Fifth Amendment") to the Statement on
Schedule 13D originally filed on July 17, 1995, as amended by Amendment No. 1 thereto filed on November 8, 1996, Amendment No. 2 (the "Second Amendment") thereto filed on November 20, 1996, Amendment No. 3 thereto filed on December 4, 1996 and Amendment No. 4 (the "Fourth Amendment") thereto filed on December 24, 1996 (such Statement, as so amended, the "Original Statement" and the Original Statement together with the Fifth Amendment, the "Statement") relates to the Common Stock, par value $0.001 per share ("Common Stock"), of Skyline Multimedia Entertainment, Inc., a New York corporation ("Skyline"), and amends Items 4 and 5 of the Original Statement. Capitalized terms used and not defined herein shall have the meaning ascribed to them in the Original Statement.

Item 4.       Purposes of Transactions

              Item 4 as set forth in the Original Statement is hereby amended by adding the following to the end of such item:

              On December 31, 1996, Bug made an additional loan to the Borrowers of $500,000 pursuant to the terms of the Credit Agreement and was issued a Senior Note in the principal amount of $500,000 and a Warrant to purchase up to 48,780 shares of Common Stock at an initial price per share of $4.25, subject to antidilution adjustment provisions. Following this transaction, there was no further availability pursuant to Bug's additional loan commitment under the Credit Agreement.

              On February 18, 1997, the Investors, Bug and the Borrowers entered into that certain First Amendment to Senior Credit Agreement (the "First Amendment to Credit Agreement") pursuant to which Bug's commitment to make additional loans under the Credit Agreement was increased from $500,000 to $1,000,000. On February 18, 1997, Bug loaned the Borrowers an additional $500,000 and was issued a Senior Note in the principal amount of $500,000 and a Warrant (the "February Bug Warrant") to purchase up to 48,780 shares of Common Stock at an initial price per share of $4.25, subject to antidilution adjustment provisions. As provided in the First Amendment to Credit Agreement, the February Bug Warrant is immediately exercisable.

              Item 4 as set forth in the Original Statement is hereby further amended by deleting "$4.50" in the first sentence of paragraph five of the Fourth Amendment and inserting in lieu thereof "$4.25."

Item 5.       Interest in Securities of the Issuer

              Item 5 as set forth in the Original Statement is hereby amended by deleting the third sentence of Item 5(a) in its entirety and inserting in lieu thereof the following:

              The aggregate number of shares of Common Stock beneficially owned by CFD and CFDGP as of February 18, 1997 is 52,700 (not including any shares described above in this paragraph), or approximately 3.53 percent of the Common Stock.

              Item 5 as set forth in the Original Statement is hereby further amended by adding the following:

              Information concerning the transactions in Common Stock by CFD on December 23, 1996 and January 3, 1997 is set forth on Annex A. Other than as reported in this Statement and in Schedule A to the Fourth Amendment, none of the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedule A to the Second Amendment has effected a transaction in shares of Common Stock during the past 60 days.

                                    SIGNATURE

              After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Fifth Amendment with respect to the undersigned is true, complete and correct and each of the undersigned agrees that this Fifth Amendment may be filed jointly.

Dated:   March 6, 1997

                                  Prospect Street NYC Discovery Fund, L.P.
                                  By: Prospect Street Discovery Fund, Inc.,
                                      Its General Partner


                                  By: /s/ Ronald D. Celmer
                                     -------------------------------------------
                                     Name:  Ronald D. Celmer
                                     Title: Vice President


                                  Prospect Street Discovery Fund, Inc.


                                  By: /s/ Ronald D. Celmer
                                     -------------------------------------------
                                     Name:  Ronald D. Celmer
                                     Title: Vice President


                                  Connecticut Financial Developments, L.P.
                                  By: Prospect Street Connecticut Capital, Inc.,
                                      Its General Partner


                                  By: /s/ Ronald D. Celmer
                                     -------------------------------------------
                                     Name:  Ronald D. Celmer
                                     Title: Vice President


                                  Prospect Street Connecticut Capital, Inc.


                                  By: /s/ Ronald D. Celmer
                                     -------------------------------------------
                                     Name:  Ronald D. Celmer
                                     Title: Vice President

                                                                         ANNEX A


Date of        NUMBER OF        PRICE PER     BROKERAGE FEES       TOTAL COST
Purchase        SHARES            SHARE        AND EXPENSES
--------        ------            -----        ------------

12/23/96         2,000            $4.00          $237.04            $ 8,237.04

01/03/97         3,000            $4.25          $336.54            $13,086.54

TOTALS           5,000                          $ 573.58            $21,323.58
                ------                          --------            ----------

                                  EXHIBIT INDEX
                                  -------------

Exhibit A  -  Stock Purchase Agreement, dated as of June 30, 1995 by and between
              Skyline Multimedia Entertainment, Inc. and Prospect Street NYC Discovery Fund, L.P.*

Exhibit B  -  Stockholders Agreement, dated as of June 30, 1995 by and between
              Zalman Silber and Prospect Street NYC Discovery Fund, L.P.*

Exhibit C  -  Registration Rights Agreement, dated as of June 30, 1995 by and between Skyline Multimedia Entertainment, Inc. and Prospect Street NYC Discovery Fund, L.P.*

Exhibit D  -  Certificate of Amendment of the Certificate of Incorporation of
              Skyline Multimedia Entertainment, Inc.*

Exhibit E  -  Guarantee of Zalman Silber, dated as of June 30, 1995.*

Exhibit F  -  Note Purchase Agreement, dated as of November 6, 1996 by and between Skyline Multimedia Entertainment, Inc. and Prospect Street NYC Discovery Fund, L.P.*

Exhibit G  -  Demand Promissory Note issued by Skyline Multimedia Entertainment,
              Inc. to Prospect Street NYC Discovery Fund, L.P. on November 6, 1996 in the principal amount of $1,500,000.*

Exhibit H  -  Letter Agreement, dated as of October 23, 1996 between Skyline
              Multimedia Entertainment, Inc. and Prospect Street NYC Discovery Fund, L.P.*

Exhibit I  -  Guarantee of Zalman Silber, dated November 6, 1996.*

Exhibit J  -  Senior Credit Agreement, dated as of December 20, 1996 by and among Skyline Multimedia Entertainment, Inc., New York Skyline, Inc., Skyline Virtual Reality, Inc., Skyline Chicago, Inc., Skyline Magic, Inc., Skyline Las Vegas, Inc., Prospect Street NYC Discovery Fund, L.P. and Bank of New York, as Trustee for the Employees Retirement Plan of the Brooklyn Union Gas Company.*

Exhibit K  -  Amended and Restated Registration Rights Agreement, dated as of
              December 20, 1996 by and among Skyline Multimedia Entertainment, Inc., Prospect Street NYC Discovery Fund, L.P. and Bank of New York, as Trustee for the Employees Retirement Plan of the Brooklyn Union Gas Company.

Exhibit L  -  Stock Purchase Warrant issued by Skyline Multimedia Entertainment,
              Inc. to Prospect Street NYC Discovery Fund, L.P. on December 20, 1996 to purchase 133,333 shares of Common Stock.*

Exhibit M  -  Stock Purchase Warrant issued by Skyline Multimedia Entertainment,
              Inc. to Prospect Street NYC Discovery Fund, L.P. on December 20, 1996 to purchase 13,008 shares of Common Stock.*

Exhibit N  -  Stock Purchase Warrant issued by Skyline Multimedia Entertainment,
              Inc. to Bank of New York, as Trustee for the Employees Retirement Plan of the Brooklyn Union Gas Company on December 20, 1996 to purchase 66,667 shares of Common Stock.*

Exhibit O  -  Stock Purchase Warrant issued by Skyline Multimedia Entertainment,
              Inc. to Bank of New York, as Trustee for the Employees Retirement Plan of the Brooklyn Union Gas Company on December 20, 1996 to purchase 30,893 shares of Common Stock.*

Exhibit P -   Senior Promissory Note issued by Skyline Multimedia Entertainment,
              Inc., New York Skyline, Inc., Skyline Virtual Reality Inc.,
              Skyline Chicago, Inc., Skyline Magic, Inc. and Skyline Las Vegas,
              Inc. to Prospect Street NYC Discovery Fund, L.P. on December 20,
              1996 in the principal amount of $1,500,000.*

Exhibit Q -   Senior Promissory Note issued by Skyline Multimedia Entertainment,
              Inc., New York Skyline, Inc., Skyline Virtual Reality Inc.,
              Skyline Chicago, Inc., Skyline Magic, Inc. and Skyline Las Vegas,
              Inc. to Bank of New York, as Trustee for the Employees Retirement
              Plan of the Brooklyn Union Gas Company on December 20, 1996 in the principal amount of $1,000,000.*

Exhibit R  -  Stock Purchase Warrant issued by Skyline Multimedia Entertainment,
              Inc. to Bank of New York, as Trustee for the Employees Retirement Plan of the Brooklyn Union Gas Company on December 31, 1996 to purchase 48,780 shares of Common Stock.

Exhibit S  -  Senior Promissory Note issued by Skyline Multimedia Entertainment,
              Inc., New York Skyline, Inc., Skyline Virtual Reality Inc., Skyline Chicago, Inc., Skyline Magic, Inc. and Skyline Las Vegas, Inc. to Bank of New York, as Trustee for the Employees Retirement Plan of the Brooklyn Union Gas Company on December 31, 1996 in the principal amount of $500,000.

Exhibit T  -  First Amendment to Senior Credit Agreement, dated as of February
              18, 1997, by and among Skyline Multimedia Entertainment, Inc., New York Skyline, Inc., Skyline Virtual Reality, Inc., Skyline Chicago, Inc., Skyline Magic, Inc., Skyline Las Vegas, Inc., Prospect Street NYC Discovery Fund, L.P., and Bank of New York, as Trustee for the Employees Retirement Plan of the Brooklyn Union Gas Company.

Exhibit U  -  Stock Purchase Warrant issued by Skyline Multimedia Entertainment,
              Inc. to Bank of New York, as Trustee for the Employees Retirement Plan of the Brooklyn Union Gas Company on February 18, 1997 to purchase 48,780 shares of Common Stock.

Exhibit V  -  Stock Purchase Warrant issued by Skyline Multimedia Entertainment,
              Inc. to Bank of New York, as Trustee for the Employees Retirement Plan of the Brooklyn Union Gas Company on February 18, 1997 to purchase 48,780 shares of Common Stock.

*      Previously filed